

Mail Stop 3561

June 17, 2008

Mr. William J. DeLaney
Executive Vice President and Chief Financial Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099

   Re: **Sysco Corporation**
       Form 10-K for the Fiscal Year Ended June 30, 2007
       Filed August 28, 2007
       File No. 1-6544

Dear Mr. Delaney:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Jennifer Thompson
           Branch Chief